

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2013

<u>Via E-mail</u>
Wei Shi
President
Toyota Auto Receivables LLC
19851 S. Western Avenue
Torrance, California, 90501

   Re: Toyota Auto Receivables 2010-A Owner Trust
      Toyota Auto Receivables 2010-B Owner Trust
      Toyota Auto Receivables 2010-C Owner Trust
      Forms 10-K for Fiscal Year Ended December 31, 2012
      Filed March 21, 2013
      File No. 333-159170-02, 333-159170-03, 333-168098-02

Dear Wei Shi:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Robert Errett

           Robert Errett
           Special Counsel